Corrections Corporation of America
10 Burton Hills Blvd.
Nashville, TN 37215
December 10, 2008
VIA EDGAR
Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 27, 2008
Forms 10-Q for the Fiscal Quarters Ended March 31, 2008,
June 30, 2008 and September 30, 2008
File No. 1-16109
Dear Mr. O’Brien:
This letter is in response to your comment letter dated November 26, 2008, with respect to the documents referenced above filed by Corrections Corporation of America (the “Company”).
Given the Staff’s comments and the Company’s proposed responses, we respectfully request that the Company be permitted to make any necessary changes in future filings beginning with the Company’s Form 10-K for the fiscal year ended December 31, 2008, as appropriate. In any event, we would appreciate the opportunity to discuss our proposed responses with you to determine if they appropriately address the Staff’s concerns. We have prepared these responses with the assistance of our counsel and the proposed responses have been read by our independent registered public accounting firm. In accordance with your instructions, we have keyed our responses to the specific numbered comments contained in your letter dated November 26, 2008.
In accordance with your letter dated November 26, 2008, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in any Company filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36
Critical Accounting Policies, page 38
1.	In future filings, please revise your disclosure for your self-funded insurance reserves to state
•	The material changes in assumptions used to estimate the liability, if any, including the impact of such changes and the cause for the changes;

•	The factors that could cause a material change in your estimate of the liability; and

•	Whether there have been any material differences between your estimate of the liability and actual results.
Response to Question 1:
In future filings we will include disclosures surrounding any material changes in assumptions used to estimate the liabilities for self-funded insurance reserves, if any, factors that could cause material changes in our estimates of the liabilities, and whether we have experienced any material differences between our estimates and the actual results. We did not experience any material differences during the periods in question.
2.	In future filings, please revise your disclosure for your legal reserves to state if you have experienced any material differences between your estimate of your legal reserves and the actual results.
Response to Question 2:
In future filings we will include disclosure stating whether we have experienced any material differences between our estimates and the actual results of our settled legal reserves. We did not experience any material differences during the periods in question.
Results of Operations, page 39
3.	We note your disclosure on page 23 that 28 of your facility management contracts have expired or are scheduled to expire on or before December 31, 2008. In future filings, please include an analysis of your facility management contracts that have expired or are scheduled to expire within the next 12 months including how many of these contracts you expect will and will not be renewed and the financial statement impact of those not expected to be renewed. Refer to Item 303(A)(3)(ii) of Regulation S-K and Instruction 3 to Item 303(A) of Regulation S-K for guidance.
Response to Question 3:
As of December 31, 2007, we were not aware of any contracts listed in the referenced table that were likely to terminate. However, whenever we are aware of pending contract terminations we will, as we have done historically, disclose the facts and circumstances pertaining to the termination(s), along with the impact on our results of operations. Often, these contract terminations also result in discontinued operations presentation, for which we provide further disclosures required by SFAS 144. Further, in future filings, if we do not anticipate any of such contracts to terminate, we will update our risk factor disclosure as follows:
We typically enter into facility management contracts with governmental entities for terms of up to five years, with additional renewal periods at the option of the contracting governmental agency. Notwithstanding any contractual renewal option of a contracting governmental agency, [28] of our facility management contracts with the customers listed under “Business — Facility Portfolio — Facilities and Facility Management Contracts” have expired [(2)] or are currently scheduled to expire [(26)] on or before [December 31, 2008]. See “Business — Facility Portfolio — Facilities and Facility Management contracts.” Although we currently expect these customers to exercise renewal options or negotiate new contracts with us, one or more of these contracts may not be renewed by the corresponding governmental agency. In addition, these and any other contracting agencies may determine not to exercise renewal options with respect to any of our contracts in the future.
4.	In future filings, please ensure that you quantify the extent to which increases/decreases in occupancy, per diems and/or the introduction of additional beds attributed to the increase or decrease in revenues. Refer to Item 303(A)(3)(iii) of Regulation S-X. In addition, please also quantify the impact of other factors you identify that contributed to fluctuations in income from continuing operations, as appropriate. Refer to Item 303(A)(3)(i) of Regulation S-X. For example, you note in your Form 10-K and subsequent Forms 10-Q that you have obtained/negotiated increases in per diems without quantifying the effect such increases have had on your revenues and/or operating margins. Please note this is just one example of where you should be quantifying the impact a factor had on revenues and operating margins. Please also refer to Section 501.12 of the Financial Reporting Codification for additional guidance.
Response to Question 4:
In future filings, we will quantify the material increases or decreases in revenue caused by changes in occupancy, per diem adjustments, and/or the introduction of new bed capacity. However, because we operate 64 facilities, with each facility often operating under several management contracts with various per diem rates, our changes in revenue are also influenced by changes in the composition of our inmate populations derived from each management contract. In future filings, we will include such factors to the extent that they contribute to material changes in revenue.
Further, as required by Regulation S-K Item 303(A)(3)(i), we will also incorporate into our disclosures the impact of any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations.
5.	We note that certain of your contracts contain guaranteed minimum payments. If such guaranteed minimum payments have had a material impact to revenues, please quantify such impact in future filings.
Response to Question 5:
As noted in various sections of the Form 10-K, including page 5, under Risk Factors on page 23, and in Note 2 to the financial statements, our management contracts generally contain clauses that allow our customers the ability to terminate their management contract at any time without cause, thereby mitigating the impact of any guaranteed minimum payments contained in their management contract. Further, many of the beds to which such guarantees relate are occupied. As a result of these factors, we do not believe that the impact to revenues resulting from the guarantees has been material.
Liquidity and Capital Resources, page 55
6.	We note that you have a significant amount of long-term debt outstanding and that your $450 million senior secured revolving credit facility requires you to meet certain financial covenants. As such in future filings, please include a tabular presentation of your actual ratios versus the minimum/maximum ratios permitted under the financial covenants. This presentation will allow an investor to easily understand your current status in meeting your financial covenants. This disclosure should only be excluded if you believe that the likelihood of default is remote. Refer to Section 501.03 of the Financial Reporting Codification for guidance. Please also confirm to us and revise your disclosure in future filings to clarify that the disclosed amount available under the senior secured revolving credit facility is the amount that would not result in a violation of your financial covenants.
Response to Question 6:
Our bank revolving credit facility requires us to meet certain financial covenants, including, without limitation, a maximum total leverage ratio, a maximum secured leverage ratio, and a minimum interest coverage ratio. As of December 31, 2007 and all reporting periods during 2008, we were in compliance with all such covenants and we believed the likelihood of default was remote. We will continue to assess the likelihood of non-compliance each reporting period and will consider the additional tabular disclosure of our actual covenant calculations compared to the minimum/maximum ratios as permitted under the financial covenants, when appropriate. Further, we confirm that the disclosed available amounts under the revolving bank credit facility, if drawn, would not result in a violation of any of the financial covenants. We will add this additional disclosure to our future filings to provide greater transparency of our ability to maintain compliance with the financial covenants even under a fully funded bank revolving credit facility.
Contractual Obligations, page 60
7.	In future filings, please revise this table to address the following:
•	To increase transparency of cash flow, please include interest payments in your table. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.

•	Please include footnote disclosure that explains why your total contractual facility expansions included in the table is significantly less than the total estimated remaining costs to complete for announced construction and expansion projects disclosed on page 57.

Response to Question 7:
We will update our contractual obligation table in future filings to include the scheduled fixed rate interest payments on our senior unsecured notes, which represent the substantial majority of our long-term debt outstanding. The remaining long-term debt represents the balance, if any, outstanding from time to time on our revolving bank credit facility. The revolving bank credit facility bears interest at a variable rate based on a base rate or LIBOR plus a margin ranging from 0.0% to 1.5% which would be difficult to predict in future years, especially in the current financial markets where LIBOR has fluctuated considerably relative to historical levels. Further, we expect the balance on our revolving bank credit facility to fluctuate in future periods based on a number of factors including, but not limited to, the amount of cash flow generated from operations, the level and timing of capital expenditures, and our working capital needs. As the interest payments on this debt would fluctuate not only based on an estimated future variable interest rate but also on an estimated fluctuating balance outstanding under the revolver from time to time, we believe it would be more appropriate to disclose the fact that the table excludes the variable rate interest obligations related to the revolving bank credit facility for the reasons described herein.
We will also update our future disclosures to more clearly describe that the contractual facility expansions included in the contractual obligations table represent expansion or development projects for which we have already entered into a contract with a customer that obligates us to complete the expansion or development project. There are certain expansion or development projects for which we do not have a contractual obligation with a customer or any other party that would require us to complete the project. When there is no contractual obligation to complete the expansion or development project we retain the control to suspend the construction at any time.
Item 9A. Controls and Procedures, page 62
8.	We note your disclosure that your “disclosure controls and procedures are effective in causing material information relating to us (including our consolidated subsidiaries) to be recorded, processed, summarized and reported by management on a timely basis and to ensure that the quality and timeliness of our public disclosures complies with SEC disclosure obligations.” Please revise your disclosure in future filings and confirm to us, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and that information required to be disclosed in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e) for the full definition of disclosure controls and procedures. Otherwise, please conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.
Response to Question 8:
We confirm that our officers concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. In future filings, we will modify the disclosures accordingly.
2. Summary of Significant Accounting Policies, page F-10
Management and Other Revenue, page F-13
9.	In future filings, please revise your disclosure to address each of the following:
•	State your policy for recognizing revenue for those management contracts that contain guaranteed minimums. If revenues under these contracts are immaterial, please state as such.

•	State when additional management service revenues are earned (i.e., upon completion of the services, etc.).

•	State your policy for recognizing ancillary revenues, transportation services, and design and construction management fees. If revenues for each of these revenue streams are immaterial, please state as such.

•	State your policy for recognizing the reimbursement of expenses. Also, disclose whether there were any material adverse audit findings during any of the periods presented along with quantifying the impact of such findings, if any.
Please provide us with the disclosures you intend to include in future filings.
Response to Question 9:
We will update our future filings with a disclosure of revenue recognition accounting polices to address the comments provided in your letter. The following draft disclosure represents an example of our intended disclosure related to revenue recognition.
Management and Other Revenue
The Company maintains contracts with certain governmental entities to manage their facilities for fixed per diem rates. The Company also maintains contracts with various federal, state, and local governmental entities for the housing of inmates in company-owned facilities at fixed per diem rates or monthly fixed rates. These contracts usually contain expiration dates with renewal options ranging from annual to multi-year renewals. Most of these contracts have current terms that require renewal every two to five years. Additionally, most facility management contracts contain clauses that allow the government agency to terminate a contract without cause, and are generally subject to legislative appropriations. The Company generally expects to renew these contracts for periods consistent with the remaining renewal options allowed by the contracts or other reasonable extensions; however, no assurance can be given that such renewals will be obtained. Fixed monthly rate revenue is recorded in the month earned and fixed per diem revenue, including revenue under those contracts that include guaranteed minimum populations, is recorded based on the per diem rate multiplied by the number of inmates housed or guaranteed during the respective period.

The Company recognizes any additional management service revenues upon completion of services provided to the customer. Certain of the government agencies also have the authority to audit and investigate the Company’s contracts with them. For contracts that actually or effectively provide for certain reimbursement of expenses, if the agency determines that the Company has improperly allocated costs to a specific contract, the Company may not be reimbursed for those costs and could be required to refund the amount of any such costs that have been reimbursed. The reimbursement of expenses is recognized as a reduction to expense in the period the expenses are incurred by the Company. There were no material adverse audit findings during any of the periods presented.
Other revenue consists primarily of ancillary revenues associated with operating correctional and detention facilities, such as commissary, phone, and vending sales, and are recorded in the period the goods and services are provided to the inmates. Revenues generated from prisoner transportation services for governmental agencies are recorded in the period the inmates have been transported to their destination. Design and construction management fees earned from governmental agencies for certain expansion and development projects at managed-only facilities operated by the Company are recorded based on a percentage of completion of the construction project.
Self-Funded Insurance Reserves, page F-13
10.	In future filings, please either name the third party performing a valuation for your self-funded insurance reserves along with any other reference to a third party expert or remove your reference to such experts in your disclosures throughout the Form 10-K and Forms 10-Q. We also remind you that if you refer to experts in any filings under the 1933 Securities Act or filings that are incorporated by reference, you also must include their consent. Refer to Section 436(b) of Regulation C for guidance.
Response to Question 10:
In future filings, we will remove our reference to the third party expert in accordance with the comment provided in your letter.
11.	In future filings, please revise your disclosure to clarify the method you use to estimate your self-funded insurance risks (i.e., case reserve method or fully-developed method). Please also revise your reference to estimating your liability for incurred claims to clarify that you are referring to both reported claims and not reported claims. Please provide us with the disclosure you intend to include in future filings.
Response to Question 11:
In future filings, we will revise our disclosure to clarify the methods used to estimate our self-funded insurance risks. We will also revise our reference to estimating our liability for incurred claims to clarify that we are referring to both reported claims and claims incurred but not reported. Specifically, the disclosure will be revised as follows:

Self-Funded Insurance Reserves
The Company is significantly self-insured for employee health, workers’ compensation, automobile liability insurance claims, and general liability claims. As such, the Company’s insurance expense is largely dependent on claims experience and the Company’s ability to control its claims experience. The Company has consistently accrued the estimated liability for employee health insurance based on its history of claims experience and time lag between the incident date and the date the cost is paid by the Company. The Company has accrued the estimated liability for workers’ compensation and automobile insurance based on an actuarially determined liability, discounted to the net present value of the outstanding liabilities, using a combination of actuarial methods used to project ultimate losses. The liability for employee health, workers’ compensation and automobile insurance includes estimates for both claims incurred and for claims incurred but not reported. The Company records litigation reserves related to general liability matters for which it is probable that a loss has been incurred and the range of such loss can be estimated. These estimates could change in the future.
11. Debt, page F-23
12.	In future filings, please revise your disclosure of the guarantor subsidiaries to state that the subsidiaries are 100% owned by the parent company, if correct. Refer to Rule 3-10(f)(1) of Regulation S-X for guidance.
Response to Question 12:
The guarantor subsidiaries are 100% owned by the parent company. Under “Guarantees and Covenants” on page F-25, the existing disclosure states that the Company is the parent corporation to its subsidiaries. Further in the paragraph, the disclosure states that “each of the Company’s subsidiaries guaranteeing the Senior Notes are wholly-owned subsidiaries of the Company”. Therefore, we believe the requested disclosure is present.
16. Commitments and Contingencies, page F-35
13.	We note your disclosure on page 21, “The cost of complying with environmental laws could materially adversely affect our financial condition and results of operations.” We further note you have not provided any disclosures for environmental costs in accordance with SFAS 5, SAB Topic 5:Y, or SOP 96-1. Please either provide us with the disclosures you intend to include in future filings or tell us why you do not believe such disclosure is required.
Response to Question 13:
The disclosure on page 21 was intended to inform the reader that complying with environmental laws could materially adversely affect our financial condition and results of operations if we became aware of an environmental matter because certain environmental laws extend to current or previous owners of real property, whether or not the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances. Because we are not aware of any environmental matters that are expected to materially adversely affect our financial condition or results of operations, we did not provide any disclosures for environmental costs in the notes to the financial statements. To avoid any confusion, in future filings we will modify the last sentence under “Environmental Matters” to state, “We are not aware of any environmental matters that are expected to materially affect our financial condition or results of operations; however, if such matters are detected in the future, the costs of complying with environmental laws may adversely affect our financial condition and results of operations.”
General
14.	In future filings, please include the information required by Rule 5-04 of Regulation S-X for your valuation and qualifying accounts either in your audited footnotes or in a schedule filed as an exhibit. Refer to Rule 12-09 of Regulation S-X for additional guidance. Please note if you include a schedule as an exhibit, your independent registered public accountant will need to specifically refer to the schedule in their report.
Response to Question 14:
The only valuation and qualifying accounts that are not otherwise disclosed in our Form 10-K as required by Rule 5-04 of Regulation S-X is our allowance for doubtful accounts. We provide services under management contracts with federal, state, and local agencies that generally have credit ratings of single-A or better. Accordingly, our allowance for doubtful accounts, and the provision for doubtful accounts, is immaterial to our financial position and results of operations. We do disclose on the face of the balance sheet the balance of the allowance for doubtful accounts. If the provision for doubtful accounts were to become material, we would include the information required by Rule 5-04 of Regulation S-X in the audited footnotes or in a schedule filed as an exhibit.
Form 10-Q for the Fiscal Quarter Ended June 30, 2008
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18
Results of Operations, page 21
15.	We note that your variable operating expenses were positively impacted by your negotiation of an abatement of gross receipts taxes. Please tell us where you have recognized this abatement related to your taxes including the authoritative literature that supports your classification. In this regard, it would appear that an abatement from the payment of taxes would be recognized in income tax expense rather than in operating expenses. Also, please quantify the amount of the abatement in future filings and whether this was a one time occurrence or if you expect to receive such relief in the future.
Response to Question 15:
We report gross receipts taxes incurred in the state of New Mexico as an “operating” expense associated with the facilities we operate in the state of New Mexico. SFAS 109 defines income taxes as domestic and foreign, federal, state, and local taxes based on income. Since the gross receipts tax in New Mexico is based on a percentage of the revenue we generate in New Mexico rather than on income, we do not report such tax as income tax expense. We have recognized the abatement of gross receipts taxes as a reduction to operating expense. In future filings, we will quantify the amount of the abatement ($0.8 million) and will note that this abatement was a one-time occurrence.
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19
Results of Operations, page 22
16.	We note that you have experienced an increase in legal expenses that are negatively impacting your variable expenses. In future filings, please quantify the increase in legal expenses and provide an explanation as to why you are experiencing the increase.
Response to Question 16:
In future filings we will augment our disclosures related to changes in legal expenses by quantifying the impact and disclosing the reason for such changes when such changes are material.
17.	We note that you have been experiencing delays in the intake of CDCR inmates due to compliance with certain medical requirements. Please quantify the impact this delay has had on revenues and operating margins in future filings.
Response to Question 17:
In future filings we will consider quantifying the impact on revenues and operating margins of circumstances similar to those we experienced for the delay in the intake of CDCR inmates. However, since we have resolved the issue pertaining to the medical requirements of the CDCR, we do not believe this particular issue will be applicable in the future.
Liquidity and Capital Resources, page 31
18.	We note your discussion of current economic conditions on page 35. Please provide us with a detailed update on how these events have affected your operations, financial position and liquidity, and management’s expectations of the future impact. Address the impact on your business operations, your customers, construction projects, and financing. Explain how these events have affected your sources of liquidity, management’s response for managing these events, potential future actions by management and other detailed information.
Response to Question 18:
As disclosed on page 24 of our Form 10-Q for the quarter ended September 30, 2008, we are monitoring the challenges faced by our customers as a result of the downturn in the economy and the unusual financial environment. It is currently unclear what steps our customers may take to address current and future budget shortfalls. Although this environment increases the level of uncertainty in the short-term, we believe the long-term implications are very positive as states may defer or cancel plans for adding new prison bed capacity, which should ensure a continuation of the supply and demand imbalance that has been benefiting the private prison industry. These conditions have not changed significantly since we filed the Form 10-Q on November 7, 2008.
With respect to our construction projects, we have seen price reductions in the cost of building materials, which has resulted in lower construction costs than previously anticipated. We currently expect that these cost reductions will be reflected in revised cost estimates of certain of our development projects disclosed in future filings.
The turmoil and uncertainty in the capital markets has resulted in lower LIBOR rates associated with our revolving bank credit facility, as noted in our response to Question No. 7 herein. However, as the balance on our revolving bank credit facility has not exceeded $180.0 million during 2008, the financial impact has not been material. As the balance on the revolving bank credit facility is expected to increase to fund our expansion and development projects, future increases in LIBOR could have a more meaningful effect on our results of operations. (Note that we do quantify the financial impact of a 1% increase or decrease in the interest rate under Item 3. Quantitative and Qualitative Disclosures About Market Risk.)
The tightening of the credit markets has increased the cost of obtaining new capital. However, because we have the ability to fund our capital expenditure requirements, including our construction projects, as well as our information technology expenditures, working capital, and debt service requirements, with cash on hand, net cash provided by operations, and borrowings available under our revolving bank credit facility, and because we have no debt maturities until May 2011, we do not currently believe that we will be required to obtain new capital during the next year.
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If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact me at (615) 263-3007, or by facsimile at (615) 263-3170 or our outside counsel, F. Mitchell Walker, Jr. at (615) 742-6275 or by facsimile at (615) 742-2775.
Sincerely,

Todd J Mullenger
Executive Vice President and
Chief Financial Officer